ZEISS CARL ZEISS MEDITEC

RECEIVED
2008 APR -1 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001594

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Corporate Functions
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2008-03-17

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following document they were released to our shareholders:

SUPPL

Type of document	Date of release
Press release	2008-03-14

PROCESSED
APR 0 3 2008
THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

BEST AVAILABLE COPY

dlw 4/1

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec receives award for long-term commitment

(Jena, 14 March 2008) The medical technology provider Carl Zeiss Meditec AG (ISIN DE0005313704) has come runner up in the "TecDAX companies" category of the first ever "ESG Awards". These awards are intended to honour companies which proactively combine yield optimisation with environmental and social topics and also investor-oriented corporate governance. The Awards were presented in Frankfurt last Tuesday.

"We are delighted about receiving this award as it shows that Carl Zeiss Meditec is succeeding in combining profitable growth with social responsibility. As a globally operating medical technology company, we share a sense of commitment - both to increasing our economic value but also to protecting the environment and fostering the personal and professional development of our employees. This also includes treating our shareholders fairly and openly, and demonstrating social responsibility in the areas in which we operate," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec.

The DVFA and Wirtschaftswoche award the prize for high achievers in terms of environmental, social and governance (ESG) performance in German companies. The prize is awarded on the initiative of DWS Investments and Deutsche Asset Management on the basis of an extensive list of criteria in accordance with investor demands.

Press Release

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaf mbH, Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid)

ZEISS CARL ZEISS MEDITEC

and France (Carl Zeiss Meditec S.A.S, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Patrick Kofler/ Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 1 06
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

END

Press Release